

Swift Rails is a new type of on-demand transit that is
5x faster and 40x cheaper than conventional light-rail.

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SWIFTRails.com

Cautionary Notes

Forward-looking Statement Disclaimer

This presentation contains "forward-looking statements" within the meaning of the term set forth in the Private Securities Litigation Reform Act of 1995. The forward-looking statements include statements or expectations regarding management's ability to position the Company to fulfill its significant potential for future growth and profitability, the Company's ability to successfully complete the demonstration project at Clarkson University, the Company's ability to implement its technology in full-scale applications, the Company's ability to fund its operations, the Company's expansion to other projects, the Company's ability to foster and develop relationship with entities in the transportation space, expectations relating to the Company's performance and effectiveness of its leadership teams expected to work in transportation markets, ability to compete well in transportation markets, and other related matters. These statements reflect the Company's current views of future events and financial performance and are subject to a number of risks and uncertainties, including its ability to raise enough capital to fund its operations and complete the development of its technology, ability to implement strategic initiatives and business plans. Actual results, performance or achievements may differ materially from those expressed or implied in the forward-looking statements. Additional risks and uncertainties that could cause or contribute to such material differences include, but are not limited to, decreased economic activity relating to Covid-19, the loss of pending or future bids for new business, termination of vendor or parnter relationships, cost increases and project cost overruns, unforeseen schedule delays, poor performance by its subcontractors, cancellation of projects, competition, failure to attract and retain highly-qualified personnel, changes in the economic and social and political conditions in the United States.

Other important factors that may cause actual results to differ materially from those expressed in the forward-looking statements are discussed in the Company's filing with the SEC. Any forward-looking statement speaks only as of the date of this presentation. Except as may be required by applicable law, the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, and you are cautioned not to rely upon them unduly.

SWIFTRails.com

Traffic & Pollution Keep Getting Worse

Traffic sucks
- 8.8 billion hours (1 million years!) wasted annually in the U.S. alone
- Then you have to find a place to park

It's dangerous
- #1 cause of death of 5 to 29-year olds



Largest single source of carbon
- 5.8 gigatons annually

Number of vehicles is doubling every 20 years
- Running out of space for roads and parking

Transit should be the solution, but it's not working
- Prohibitively expensive, decade long projects
- Slow, inconvenient and uncomfortable

A Better Way to Travel – 1,2,4 at a Time!



40 Times Cheaper
Compared to conventional transit

5 Times Faster
On-demand, no wait

Comfortable
Private vehicle, first class seat

Exceptionally Efficient
500mpg equivalent, zero emissions

Elevated Ultra-Light Rail
Small footprint, 12-15 feet above traffic and everything else

SWIFTRails.com

Superior Design



Very Low Rolling Resistance

Great Aerodynamics

Ultra Lightweight Vehicles

Extremely energy efficient vehicles

- 100 mph speed possible at 5hp
- Faster acceleration for the energy expended
- Light weight (lowest-cost) elevated rail

Very low rolling resistance

- Hard polyurethane wheels rolling on tubular steel track
- Vehicle and passengers can be pushed with one finger!

Great aerodynamics

- Low drag coefficient and small frontal cross-sectional area

Ultra lightweight vehicles

- 8x lighter than average car
- 134x lighter than average light rail car

U.S. and global patents pending

SWIFTRails.com

Profitable at Low Volumes, *Awesome at Scale*

Swift Rails is lower cost than transit from day one

Soon we expect to be cheaper than roads

At scale we expect to be be the lowest cost and best transportation for the average trip





*Projections are not guaranteed

SWIFTRails.com

Positioned to Win in a Massive Untapped Market

Due to prohibitive cost, less than 5% of suitable cities have transit systems

Potential Global Market: 4,200 cities

Potential *Annual Recurring Fare Revenue**:
$154 billion

Global passenger miles = 24 trillion

Annual passenger trips = 5 trillion

Mode	Estimated Operator Cost for 5-mile Ride	
Swift Rails	**$0.50**	(at scale)
Cars	$3.00	(road costs not included)
Light-rail / Bus	$6.00	(includes 70% fare subsidy)
Uber	$7.70	(road costs not included)
Air Taxis	$15.00	

*Customer acquisition estimated to cost $100k with initial annual revenue of $3-8M that would be expected to grow

SWIFTRails.com

Track to Commercialization

1. **Start simply with Clarkson University***

2. **Expand with easy-to-build high value applications**

3. **Larger, and adjacent, sales and installs become easier with volume**

4. **Organic growth accelerates as network spreads**

**Global
Cities & Countries**

**Clarkson University
Potsdam, NY***
Private land
Early adopters
Engineering leader

1

Potsdam, NY*
Connect town to
local universities

1

Niagara Falls, NY*
Great building site
Solves traffic problems
International exposure

2

Add-on Lines
Connect other towns,
businesses, attractions

3

4

Large U.S. Cities
Connect to existing
transit infrastructure

3

Small U.S. Cities
Provided much needed
transit



*Projects we believe are likely to happen, but there is no guarantee

SWIFTRails.com

SWIFT Rails vs. Other Transportation

Legend: red (worst), orange (in between), green (best)

Criterion	SWIFT Rails 	Other PRT[1]	Light Rail / Bus[2]	Car / Light Truck[3]	Self-Driving Taxis	Air Taxis	Uber
Cost to rider (per 16-mile trip – average commute each way)	$4	$6	$7	$10	$10	$30	$35
Convenience (on-demand with no / minimal wait time)							
Journey time (rush hour or bad weather)							
Passenger throughput (during peak periods)							
Climate impact (GHG emissions, energy efficiency**)**							
Privacy & comfort (no strangers, crowding, hard seating)							
Resilience (pandemic, extreme snow, flooding)							
Safety (human and animal deaths and injuries)							

1. Personal Rapid Transit
2. Light-rail / Bus is subsidized 65-70% by federal and state government / tax-payers
3. Does not include cost road construction and maintenance

SWIFTRails.com

Seasoned Executive Team



Chief Executive Officer– Kevin Neumaier, PE
Previously CEO of a $169M publicly traded global environmental and engineering consulting company
Led 1,600 global employees with projects in over 100 countries to record-setting revenue and profitability
Designed a ride-sharing program that was sold to 42 U.S. transit agencies and MPOs



Chief Design Officer – James Enright
Quick taking theories to design physical products, excellent manufacturing knowledge
Wide range of vehicle systems experience, including electric and hydraulics



Chief Operating Officer – Tony Gale, MBA, PMP, ITIL
Experienced in all aspects of transportation hardware, software and SaaS for Transit
Successfully scaled a ride-sharing startup offering services to over 10 million people



Chief Financial Officer – Daryl Anderson, CFA
Experienced with complex financial structures and financial risk management
Former investor relations and business advisor to multiple publicly traded firms



Chief Safety Officer – Mark Cotter, CSP, CIH
Over 30 years of global Environmental, Health and Safety experience
Permitting expert at federal, state and local level

Globally recognized sustainability experts

Successfully scaled a transportation start-up

Extensive transportation experience

Experience doing business in over 100 countries

Successfully led large global enterprise

SWIFTRails.com

Milestones and Funding

We are seeking funding to prove our engineering at scale and accelerate business development

Targeted Outcomes	6 months	12 months	18 months	24 months
Further develop switch mechanisms	███	███		
Build out and test control software	███	███		
Prove at scale at Clarkson University	███	███	███	
Continue developing proposed public routes	███	███	███	███
Expand sales pipeline	███	███	███	███
Expand U.S. and global patent portfolio	███	███	███	███
Position for rapid expansion		███	███	███

SWIFTRails.com



Supplemental Information

Progress to Date

Built test track and full-scale vehicle prototype – 1,000+ rider touch tests

Surveyed riders' willingness to use /pay and received a hugely positive response

Secured Letter of Support from the President of Clarkson University to build our Showcase Demonstration Project on their campus

Regional MPO and key stakeholder support for Niagara Falls, NY project

Developed partnerships that deeply enhance key capabilities:



Development Partner



Motors, Technology and Support



Showcase Project Partner

Contact Info & References

Kevin Neumaier CEO
kneumaier@swiftrails.com

Tony Gale COO
tgale@swiftrails.com

Daryl Anderson CFO
danderson@swiftrails.com

Swift Rails' Impact Statement: **World Changing Impact by rethinking transportation**

Slide	Reference
2	https://static.tti.tamu.edu/tti.tamu.edu/documents/mobility-report-2019.pdf https://wardsintelligence.informa.com/WI058630/World-Vehicle-Population-Rose-46-in-2016 2017 EPA numbers https://www.epa.gov/ghgemissions/sources-greenhouse-gas-emissions U.S. Department of Transportation, 2012 IEA 2016
6	https://www.eia.gov/todayinenergy/detail.php?id=26192 http://documents.worldbank.org/curated/en/594771468024850796/pdf/557730WP0P11791June020091EN105jan10.pdf Potential revenue assumes 4,000 small cities wth 30 3-mile lines per city, 42,000 boardings per weekday, and 200 large cities with 45 4-mile lines per city, 108,000 boardings per weekday, $3.00/ride, 270 days/year
8	https://exchange.aaa.com/wp-content/uploads/2019/09/AAA-Your-Driving-Costs-2019.pdf https://www.newgeography.com/content/006415-transport-costs-subsidies-mode https://techcrunch.com/2018/05/08/heres-how-much-ubers-flying-taxi-service-will-cost/ https://www.cnbc.com/2019/06/13/lilium-five-seater-electric-air-taxi-how-much-does-a-ride-cost.html